SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

Commission file number: 001-13735

MIDWEST BANC HOLDINGS, INC.
401(k) Plan and Trust
(Full title of the plan)

Midwest Banc Holdings, Inc.

501 West North Avenue
Melrose Park, Illinois 60160
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

No. 1-3	Not applicable.

No. 4	The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002, and the related statement of changes in net assets available for Plan benefits for the years ended December 31, 2003.

(b)	Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002 and the related statement of changes in net assets available for Plan benefits for the years ended December 31, 2003, 2002 and 2001, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 28, 2004
MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST

AST Trust Company, Trustee

		By:	/s/ Doreen Degnan

		Name:	Doreen Degnan

		Title:	MGR - NBS

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois

FINANCIAL STATEMENTS
December 31, 2003 and 2002

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois

FINANCIAL STATEMENTS
December 31, 2003 and 2002
CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	9
Consent of McGladrey & Pullen, LLP
Consent of Crowe Chizck and Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Midwest Banc Holdings, Inc.
401(k) Plan and Trust
Melrose Park, Illinois

We have audited the accompanying statement of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust ( the Plan ) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2003, and the changes in its financial status for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (held at end of year) as of or for the year ended December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Midwest Banc Holdings, Inc.
401(k) Plan and Trust
Melrose Park, Illinois

We have audited the accompanying statement of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Oak Brook, Illinois
May 22, 2003

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Investments	$14,300,491	$10,740,734
Receivables (See Note 5)	49,060	—

NET ASSETS AVAILABLE FOR BENEFITS	$14,349,551	$10,740,734

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,341,128
Dividends	139,203
Interest	18,982

2,499,313
Contributions
Participant wage deferrals	926,502
Employer	617,941
Rollovers	115,277

1,659,720

Total additions	4,159,033
Deductions from net assets attributed to
Benefits paid to participants	501,623
Administrative expenses	48,593

Total deductions	550,216
Net increase	3,608,817
Net assets available for benefits
Beginning of year	10,740,734

End of year	$14,349,551

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (“the Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries (“the Corporation”) who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. The Corporation matches participant contributions at a rate of 1% more than the participants’ contributions up to a 5% maximum matching contribution.

Participants’ Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Corporation’s contribution and (b) plan earnings. Administrative fees are also allocated and charged to each participant’s account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments over a period not more than their assumed life expectancy (or their beneficiary’s assumed life expectancy) at the time of distribution.

Forfeited Accounts: Forfeitures of non-vested money from participant accounts are used to pay plan expenses or reduce future employer contributions. As of December 31, 2003 and 2002, the Plan had $13,613 and $12,945,respectively, available to pay plan expenses or reduce future employer contributions. During 2003, plan expenses and employer contributions were reduced by $34,836.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant’s account. The interest rate is fixed based on market conditions.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances in a variety of investment choices as more fully described in the Plan’s literature. Participants may change their investment options at any time.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Plan participants are no longer allowed to acquire additional employer stock within the Plan, and the Plan is not allowed to purchase further employer stock for investment. The existing shares in the Plan can continue to be held by participants; however, no additional investment in employer stock is allowed. The fair value of money market accounts is the amount payable on demand at the reporting date. Participant loans are carried at their remaining principal balance, which approximates fair value.

The plan also invests in a group annuity contract with Metlife. The group annuity contract is fully benefit responsive and therefore valued at contract value, which approximates fair value, as reported to the Plan by AST Trust Company. Contract value represents contributions made, plus interest earnings, less withdrawals for benefit payments and administrative expenses. The average yield and crediting interest rate was approximately 4.11% and 4.20% for 2003. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and an insurance contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Although participants may no longer purchase additional shares of employer stock, the Plan holds a significant amount of the Corporation’s stock as an investment of the Plan.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 4 — INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	2003	2002
Investments at fair value
Mutual funds
AIM Balanced Fund	$1,879,115	$1,498,473
AIM Constellation Growth Fund	—	846,943
American Funds Europacific A Fund	857,407	—
Federated Bond Fund	835,956	857,537
Federated Kaufman Fund	1,598,002	—
MFS Investors Growth Stock Fund	1,108,558	832,751
Franklin Small-Mid Cap Growth Fund	743,228	472,616
Van Kampen Comstock Fund	2,064,775	1,351,549
Common stock
Midwest Banc Holdings, Inc. 89,954 and 91,312 shares at December 31, 2003 and 2002 (party-in-interest investment)	2,059,901	1,770,266
Investments at contract value
Annuity contract
Met Life Stable Value Fund	2,149,246	1,841,456

During the year ended December 31, 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Mutual funds	$2,001,269
Common stock	339,859

$2,341,128

NOTE 5 — PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan’s financial statements were paid by the Corporation.

Plan transactions with parties-in-interest during the year ended December 31, 2003 were as follows:

Identity	Relationship	Description	Amount
American Express Tax and Business Services, Inc.	Plan Recordkeeper	Quarterly allocation fees	$33,281
AST Trust Company	Plan Trustee	Service Fees	$15,312

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

The Plan held the following party-in-interest investments (at fair value) at December 31, 2003 and 2002:

	2003	2002
Midwest Banc Holdings, Inc. common stock	$2,059,901	$1,770,266
Security Trust Company Money Market Fund	—	1,927
Participant loans	304,446	310,738
Receivables *	49,060	—

*2003 contributions deposited in 2004.

Midwest Banc Holdings, Inc. paid $0.44 and $0.40 in dividends on its common stock for 2003 and 2002, respectively. Common dividends are included in the fair value of the common shares held in the plan.

NOTE 6 — TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan’s year end. Amounts allocated to these participants were $0 at December 31, 2003 and 2002.

NOTE 7 — TAX STATUS

Effective January 1, 2002, the Plan adopted a non-standardized prototype plan of American Express Tax & Business Services. The prototype plan has received a determination letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral, Par,	(d)	(e)
(a)	Similar Party	or Maturity Value	Cost	Current Value
		Mutual Funds
	AIM Funds	Balanced Fund	#	$1,879,115
	Van Kampen Funds	Comstock Fund	#	2,064,775
	American Funds	Euro Pacific Growth Fund	#	857,407
	Franklin Templeton	Small Mid Cap Growth Fund	#	743,228
	Federated	Bond Fund	#	835,956
	Federated	Kaufmann Fund	#	1,598,002
	MFS	Investors Growth Stock Fund	#	1,108,558
	Dreyfus	S&P500 Index Fund	#	699,857

				9,786,898
		Common Stock
*	Midwest Banc Holdings, Inc.	Unitized Fund, 89,954 shares	#	2,059,901
		Annuity Contract
	Metlife	Stable Value Fund	#	2,149,246
		Loans
*	Plan Participants	Interest rates at 5.00% - 10.50%		304,446

		Total investments		$14,300,491

*	Party-in-interest.
#	Investment is participant-directed, therefore, historical cost is not required.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McGladrey & Pullen, LLP

24	Consent of Crowe Chizek and Company LLC